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Exhibit 12.1

Calculation of
Ratio of earnings to fixed charges
(in thousands, except for ratios)

	2001	2002	2003	2004	2005
Income (loss) before provision for income taxes	$17,578	$10,107	$(2,781)	$38,969	$58,386
Interest expense	4	4,179	194	2,480	3,013
Interest portion of rent expense	122	136	129	150	246
Income (loss) before provision for income taxes as adjusted	17,704	14,422	(2,458)	41,599	61,645

Interest (and rent interest) expense	126	4,315	323	2,630	3,259
Ratio of earnings to fixed charges	140.5	3.3	(a )	15.8	18.9

(a)
Fixed charges exceeded earnings by $2,458

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Calculation of Ratio of earnings to fixed charges (in thousands, except for ratios)